Invest in PointerTop

A Web Of Digital Experiences



 POINTERTOP.COM TEMPE AZ

Software Technology Ecommerce Saas B2B

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Why you may want to invest in us...

1 Innovative, patented tech that revolutionizes remote sales and support

2 Founded by a team of MIT and Microsoft veterans and serial entrepreneurs

3 Creating a new communications channel: "Cross-Interactive Websites"

4 Large $9B Serviceable Market for Cloud Contact Solutions (CCS)

5 Explosive Pre-Covid market growth pegged at 25% per year

6 ...and now intense flaring of interest in the CCS market post-Covid

7 Built with $0 outside funding to date

8 Platform-as-a-Service with a complete suite of tools and 5-years under development

Why investors ❤ us

WE'VE RAISED $331,375 SINCE OUR FOUNDING



I have invested in PointerTop because I have been aware of the lack of technological advancements between agent-based businesses and their customers for a while. PointerTop and their suite of products will enable and accelerate these businesses to sell, train and offer product support using PaaS cross-interactive sales tools, cloud-based unified communications and web development services. There are massive opportunities in this space to connect and sell products and services in many industries.

I am also investing because I believe in the founder, Jason Junge, who is a strategic and management thought-leader and has prior start-up experience along with Fortune 500 and management consulting experience.

Given the current pandemic situation we are in, PointerTop is in a fantastic position to help businesses grow during this time.

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Joe Chulick Business Program Manager, Microsoft

LEAD INVESTOR   INVESTING $1,000 THIS ROUND

Our team



Jason Junge
CEO
MIT/Kellogg-educated Business Strategy expert in high-tech that has worked with companies ranging from new startups to Microsoft, to craft and execute successful growth strategies.
(in)



Rafael Saavedra
CTO
Leading edge and visionary technologist having worked as CTO for a series of startups over the last 30 years, with multiple patents and successful exits under his belt.
(in)



Hugo Ramirez
Sales & Marketing, Latin America
Extensive experience launching US brands into Latin America, previously with GM Central America, coordinating marketing, promotions, PR, and digital strategies.
(in)

In the news



PointerTop Inc | Better Business Bureau® Profile

BBB remains operational and focused on serving our business community. Read more. BBB remains operational and focused on serving our business community and our consumers throughout this

September 25, 2020 @ bbb.org

THE Remote Agent Platform for Websites

ECommerce has been an unmitigated success for companies wanting to sell their wares online using shopping carts, AI, and intelligent tools as they wring costs out of the process by putting users in charge of their own purchases. But what if a business has to use company agents to sell its products and services? Or what about those customers that prefer to deal with humans? PointerTop this year introduced CrozTop to those companies wanting to provide a complete high-touch service experience to their customers via their websites.



CrozTop Overview
from PointerTop
WOW
YOUR CUSTOMERS!
02:49
vimeo

When Human Interaction Is A Feature

High-touch companies require the involvement of human agents in the sale, whether because the products or services themselves are complicated; the sales process is complicated; the products or services require a high level of trust to transact; or the company relies on high-quality service to set themselves apart from the competition.

When we went looking for web tools that facilitated a person-to-person transaction online because we were running a high-touch company at the time, we couldn't find anything other than chat, a service tool for quick answers. Our company wanted the productivity boost that high-tech web tools and Digital Marketing had to offer, while still enjoying the cost-saving benefits of a call center. ECommerce was exploding and we felt we were being left behind.

High-touch Sales Meets High-tech Software

So we invented and patented CrozTop, the first "Cross-Interactive" platform of its kind. With CrozTop we are now able to have human agents support and sell to customers right through the website, engaging in web-conference-style audio and video calls but without leaving the initial website visit or having to download anything; launching pitch presentations; showing demo and testimonial videos; creating customized and instant quotes; and signing customer agreements on the spot, among other things. It's high-touch meets high-tech, using multimedia tools to boost convenience, relationship building, and productivity, while saving on brick-and-mortar costs.



CrozTop
Service options
CrozTop Professional
CrozTop Corporate
CrozTop Enterprise

Five Years To Develop And Patent

We've spent over five years developing CrozTop to get the right mix of interactivity, tools, reports, and user graphics, while applying for, and ultimately getting, a patent. It was crucial for our clients that CrozTop be easily accessible to visitors; convenient to the point of being easier to use than the phone or email; and ultimately powerful enough to drive orders of magnitude higher rates of conversion and satisfaction.




FOUR KEY, GAME-CHANGING CLIENT BENEFITS
Sales Conversion Multiplier
Boost conversions by up to 20X by engaging live leads rather than cold leads.
Reduced Cost-To-Serve
Use visual tools to assist in customer service sessions and reduce time-on-call.
Service as a Point of Differentiation
Provide human interaction and extend your service protocols to your website and stand out.
Increased Customer Convenience and Satisfaction
No more phone numbers, fax machines, emails back and forth, and prolonged research for your users.
CONNECT
Start Live Interaction
POINTERTOP

Game-changing benefits of CrozTop

Explosive Results

When we were running Digital Marketing campaigns to generate customers at our former high-touch company, we were forced to move leads off-channel to telephones and email forms in order to interact with them. We were getting plenty of web visitors, but our conversions and customer satisfaction scores were too low to be worthwhile. Our typical sales funnel back then involved moving leads from ad to landing page, to phone or email form (and eventually to phone), losing leads, fidelity, urgency, and interactivity in the process.


AGENT-BASED INDUSTRIES FACE
A COMPLICATED ONLINE SALES FUNNEL
POINTERTOP
DIGITAL SALES FUNNEL
ADVERTISEMENT
WEB CONTENT
EMAIL FORM
CALL-BACK
SALE
Cold-Engage Leads
OTHER SITES
Funnel Leakage
CONVERSION
Hot-Engage Leads
CROZ-TOP
CONVERSION

Transforming the Digital Funnel

CrozTop now allows that company, and all our clients, to engage with customers at the point of need; to begin building a relationship from the first point of contact; and to use various interactive tools to make the sales and service experience faster and more convenient. That original company of ours experienced a 30-fold increase in conversions, now yielding a positive return on investment in Digital Marketing.

Covid-19 Has Ignited Interest In CrozTop

Covid has forced employees of all types to work remotely and from home, leading to a flood of interest from companies worldwide into Cloud Contact Solutions. PointerTop previously focused on small and medium businesses to quickly launch sales as a company, compiling over 40 clients to date across all its products, but since Covid has now been receiving interest from large prospects internationally. CrozTop represents a unique and innovative solution for those high-touch companies forced to send their agents home during the pandemic, and our WeFunder raise will help us to market to, onboard, and service all those potential accounts.

Covid has placed CrozTop in the cross-hairs of high-touch targets worldwide; help us reach and welcome those companies to a Web of Digital Experiences! Thank you for joining us!

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

PointerTop's patented CrozTop web platform allows remote agents to sell and service customers directly through a company's website using voice and multimedia tools to mimic a face-to-face conversation.

Where will your company be in 5 years? ⌄

In 5 years, PointerTop's goal is to have 25,000 installed seats and reach over $30M in annual revenue. We believe our technology can drive vast improvements in customer and sales service and create a new relationship-driven web paradigm to the business world. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

The idea for CrozTop was born from the need of its founder to increase the productivity of his digital marketing spend as CEO of another company. At PointerTop we are always both customers and agents of our technologies to intimately understand our clients' pain points and thrive from the benefits of using our own technologies.

How has Covid impacted your business? ⌄

We have witnessed an explosion in interest in remote sales and service software now that employees are working from home, and PointerTop is actively marketing to high-touch companies looking to leverage their websites as sales and service channels.



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